Exhibit (h)(7)

APPENDIX A

SERIES OF THE TRUST
(updated March 16, 2023)

1.	Parabla Innovation ETF
2.	Trajan Wealth Income Opportunities ETF
3.	UVA Dividend Value ETF
4.	UVA Unconstrained Medium-Term Fixed Income ETF

1